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Exhibit 99.1

November 3, 2008

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in October 2008 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during October 2008.

THOMSON REUTERS PLC — RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Limited

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	29/09/2008

6.	Date on which issuer notified:	30/09/2008

7.	Threshold(s) that is/are crossed or reached:	4%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	6,730,512	6,730,512	7,713,780	7,713,780		4.27%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

7,713,780	4.27%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON-REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

3.	Full name of person(s) subject to the notification obligation:	HSBC Holdings Plc

4.	Full name of shareholder(s) (if different from 3.):	HSBC Bank plc
HSBC Financial Products (France)
HSBC Global Asset Management (Canada) Limited
HSBC Global Asset Management (International) Limited
HSBC Investment Management
HSBC Trust Company (UK) Limited
HSBC Trustee (Hong Kong) Limited
SINOPIA ASSET MANAGEMENT
Sinopia Asset Management (UK) Limited

5.	Date of the transaction and date on which the threshold is crossed or reached:	30th Sep 08

6.	Date on which issuer notified:	1st October 08

7.	Threshold(s) that is/are crossed or reached:	6%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction[i]
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
			Direct	Direct	Indirect	Direct	Indirect

GB00B29MWZ99	10,445,473	10,445,473	10,858,779	10,858,779	469,338	6.00%	0.26%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

11,328,117	6.26%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

HSBC Bank Plc

Proxy Voting:
10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3.	Full name of person(s) subject to the notification obligation:	ValueAct Capital Management, LLC
ValueAct Capital Management, L.P.
ValueAct Holdings GP, LLC
ValueAct Holdings L.P.

4.	Full name of shareholder(s) (if different from 3.):	(i) ValueAct Capital Master Fund, L.P.
(ii) ValueAct Capital Master Fund III, L.P.

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	1 October 2008

6.	Date on which issuer notified:	1 October 2008

7.	Threshold(s) that is/are crossed or reached:	6%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

(i) Ordinary shares	9,254,806	9,254,806	10,981,806		10,981,806		6.1%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

10,981,806	6.1%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (9,488,699 ordinary shares, 5.3%) and ValueAct Capital Master Fund III, L.P. (1,493,137 ordinary shares, 0.8%). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:
10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON-REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3.	Full name of person(s) subject to the notification obligation:	ValueAct Capital Management, L.P.

4.	Full name of shareholder(s) (if different from 3.):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	30 September 2008

6.	Date on which issuer notified:	1 October 2008

7.	Threshold(s) that is/are crossed or reached:	5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsvii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

(i) Ordinary shares	7,361,669	7,361,669	9,048,669	9,048,669	—	5.05%	—

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,048,669	5.05%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:
10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON-REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	Yes

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No

	An event changing the breakdown of voting rights	No

	Other (please specify):	No

3.	Full name of person(s) subject to the notification obligation:	The Woodbridge Company Limited

4.	Full name of shareholder(s) (if different from 3.):	N/A

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	25 September 2008

6.	Date on which issuer notified:	26 September 2008

7.	Threshold(s) that is/are crossed or reached:	Below 3%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				Percentage of voting rights
	Number of Shares
				Direct	Indirect	Direct	Indirect

Ordinary Shares	0	0	8,486,812	8,486,812	N/A	4.693	N/A

American Depositary Shares (each representing six Ordinary Shares)	56,000	336,000	56,000	336,000	N/A	0.1858	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

N/A	N/A	N/A	N/A	N/A

Total (A+B)
Number of voting rights	% of voting rights

8,822,812	4.88%

The Woodbridge Company Limited and other companies affiliated with it ("Woodbridge") also beneficially owned 444,390,676 Thomson Reuters Corporation common shares as at 26 September 2008. Under Thomson Reuters dual listed company structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Woodbridge had a voting interest in Thomson Reuters of approximately 55 per cent. as at 26 September 2008, based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC.

9.	Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

The Woodbridge Company Limited and other companies affiliated with it.

Proxy Voting:
10.	Name of proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

13.	Additional information:	The Woodbridge Company Limited and other companies affiliated with it ("Woodbridge") also beneficially owned 444,390,676 Thomson Reuters Corporation common shares as at 26 September 2008. Under Thomson Reuters dual listed company structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Woodbridge had a voting interest in Thomson Reuters of approximately 55 per cent. as at 26 September 2008, based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC.

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited
		Credit Suisse International

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	7.10.08

6.	Date on which issuer notified:	9.10.08

7.	Threshold(s) that is/are crossed or reached:	6%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				Percentage of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	14,490,155	14,490,155	12,228,463	12,228,463	N/A	6.29%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	% of voting rights

12,228,463	6.29%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:
10.	Name of proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

3.	Full name of person(s) subject to the notification obligation:	HSBC Holdings Plc

4.	Full name of shareholder(s) (if different from 3.):	HSBC Bank plc
HSBC Financial Products (France)
HSBC Global Asset Management (Canada) Limited
HSBC Global Asset Management (International) Limited
HSBC Trust Company (UK) Limited
HSBC Trustee (Hong Kong) Limited
SINOPIA ASSET MANAGEMENT
Sinopia Asset Management (UK) Limited
HSBC Investment Management

5.	Date of the transaction and date on which the threshold is crossed or reached:	9th October 2008

6.	Date on which issuer notified:	10th October 2008

7.	Threshold(s) that is/are crossed or reached:	7%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
			Direct	Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	10,783,539	10,783,539	12,729,375	12,729,375	467,668	7.04%	0.26%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

13,197,043	7.30%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:
10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Limited

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	09/10/2008

6.	Date on which issuer notified:	10/10/2008

7.	Threshold(s) that is/are crossed or reached:	4%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	7,713,780	7,713,780	5,639,168	5,639,168		3.12%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

5,639,168	3.12%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited
		Credit Suisse International

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	16.10.08

6.	Date on which issuer notified:	20.10.08

7.	Threshold(s) that is/are crossed or reached:	6%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				Percentage of voting rights
	Number of Shares
				Direct	Indirect	Direct	Indirect

ORD
GB00B29MWZ99	12,228,463	12,228,463	10,585,004	10,585,004	N/A	5.45%	N/A

ADR
US8851411012	N/A	N/A	13,110	13,110	N/A	0.01%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	Percentage of voting rights

Total (A+B)
Number of voting rights	% of voting rights

10,598,114	5.46%

9.	Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:
10.	Name of proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	30/10/2008

6.	Date on which issuer notified:	31/10/2008

7.	Threshold(s) that is/are crossed or reached:	3%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	5,639,168	5,639,168	Below 3%	Below 3%		Below 3%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

Below 3%	Below 3%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

Other RNS Announcements

Thomson Reuters PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility
or Connected Persons

NEW YORK, NY — October 3, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that on September 30, 2008, John A. Tory, a member of the Thomson Reuters board of directors, engaged in the following transactions involving sales of Thomson Reuters Corporation common shares and purchases of Thomson Reuters PLC ordinary shares.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security

September 30, 2008	Sale	Common Shares	390,000	C$28.95

September 30, 2008	Purchase	Ordinary Shares	488,000	1,221 pence

September 30, 2008	Sale	Common Shares	50,000	C$28.95

September 30, 2008	Purchase	Ordinary Shares	60,000	1,242 pence

Thomson Reuters was notified of the above transactions on October 2, 2008.

Following these transactions, Mr. Tory beneficially owns or controls 61,670 Thomson Reuters Corporation common shares, 548,000 Thomson Reuters PLC ordinary shares and 2,799 deferred share units.

Mr. Tory's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC. This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a). Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY — October 3, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving purchases of Thomson Reuters Corporation common shares and sales of Thomson Reuters PLC ordinary shares.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security

September 30, 2008	Purchase	Common Shares	390,000	C$28.95

September 30, 2008	Sale	Ordinary Shares	488,000	1,221 pence

Thomson Reuters was notified of the above transactions on October 2, 2008. The above transactions were effected with a director of The Woodbridge Company Limited.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 444,780,676 Thomson Reuters Corporation common shares, 7,998,812 Thomson Reuters PLC ordinary shares and 56,000 Thomson Reuters PLC American Depositary Shares (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% as at October 2, 2008 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge. Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

CONTACTS

Fred Hawrysh Global Director, Corporate Affairs 1.203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com
Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters Schedules Third-Quarter 2008 Earnings Announcement
and Webcast for Wednesday, November 12, 2008

NEW YORK, NY, October 29, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), announced today that its third-quarter 2008 earnings will be issued via news release before the start of NYSE and TSX trading on Wednesday, November 12, 2008.

Thomas H. Glocer, chief executive officer, and Robert D. Daleo, executive vice president and chief financial officer, will host a conference call and simultaneous webcast that morning at 10 AM EST (3 PM GMT). Discussions may include forward-looking information.

You may access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Events & Webcasts" at the left side of the page. Additionally, an archive of the webcast will be available in the Investor Relations section of the Thomson Reuters website.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

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October 31, 2008

Thomson Reuters PLC — Voting Rights and Capital

Update for October 2008

NEW YORK, NY — October 31, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) hereby notifies the market in conformity with Disclosure and Transparency Rule 5.6.1 that the issued capital of Thomson Reuters PLC consists of 180,226,573 ordinary shares of 25 pence each as of October 31, 2008. Thomson Reuters PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Thomson Reuters PLC is 180,226,573 ordinary shares.

The above figure (180,226,573) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Thomson Reuters PLC under the FSA's Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706

QuickLinks

  Exhibit 99.1
Thomson Reuters Schedules Third-Quarter 2008 Earnings Announcement and Webcast for Wednesday, November 12, 2008